FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 8, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Taipei, 8 June 2007

ABN AMRO to acquire Taitung Business Bank in Taiwan

ABN AMRO today announced that it will acquire the branch network of Taitung Business Bank in Taiwan following a Government auction. The acquisition will add significant scale to the bank’s Taiwan franchise where it is already a top three foreign bank.

Jeroen Drost, Chief Executive Officer of ABN AMRO in Asia said, “ABN AMRO currently has five branches in Taiwan, this acquisition allows us to expand our network to 37. This presents tremendous opportunity for us to expand services to our chosen client segments in areas convenient to them.”

”In addition to our strong corporate and institutional banking franchise, we have been working very hard to build a strong business looking after clients in affluent middle-market and SME segments. The additional branches will enable us to accelerate our expansion programme to this target group, at a relatively low cost.”

Under the terms of the sale, ABN AMRO is entitled to relocate the majority of 32 branches to prime locations for its mass affluent and SME client base, allowing tailoring to fit the bank’s mid-market strategy.

Terry King, Country Executive of ABN AMRO Taiwan said: “The acquisition not only underscores our commitment to expanding further in Taiwan, it also enhances significantly our ability to serve a larger client base with more sophisticated product offerings and customer services.”

The sales and purchase agreement is expected to be signed within two weeks and the transaction is expected to close within 100 days of signing.

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Media Enquiries:
Local media	Edward Lee	+886 2 8729 5880
International media	Anna Langford	+852 2700 5251
Investor relations	Alexander Mollerus	+31 20 6288063

Notes to Editors:
ABN AMRO
Netherlands-based ABN AMRO is a leading international bank with total assets of EUR 1,054.60 bln (as at 31 March 2007). It has more than 4,500 branches in 53 countries, and has a staff of more than 107,000 full-time equivalents worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

ABN AMRO Taiwan
ABN AMRO launched its business in Taiwan in December 1980 and operates 5 branches with more than 1,300 employees currently. ABN AMRO Taiwan provides a full range of financial services in commercial banking, consumer banking, private banking, investment banking, and asset management.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190) 1082 PP Amsterdam tel. +31 (0)20 6288900. fax +31 (0)20 6295466
Hong Kong Office: 38/F, Cheung Kong Centre, 2 Queen's Road Central, tel. +852 2700 5877, fax +852 2700 5874

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statementin this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: June 8 2007	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary